

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2015

Mark Radom
Chief Executive Officer
Graphite Corp.
616 Corporate Way, Suite 2-9011
Valley Cottage, NY 10989

     Re: **Graphite Corp.**
             Preliminary Information Statement on Schedule 14C
             Filed October 19, 2015
             File No. 000-54336

Dear Mr. Radom:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Mara L. Ransom

                           Mara Ransom
                           Assistant Director
                           Office of Consumer Products